Joaquín Estrada President CEMEX Asia, Middle East and Africa Exhibit 5 Dubai International Airport, United Arab Emirates

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

21.9% +2.5pp Focusing on the variables we control offset macro challenges 2016 Variable cost & distr. 2016 Like-to-like FX 2015 Fixed cost & other EBITDA Variation ($ M) EBITDA Margin 24.4%

1)Domestic gray cement 2)CAGR from 2013 to 2016 3)Like-to-like basis (including divestment in Malaysia in 2015) Increasing volumes where we can… -4% +3% +1% 0% Cement (M tons)(1) Ready-mix (M m3) Aggregates (M tons) (2) (2) 2016 vs. 2015 +1% +7% (3)

… while delivering on our pricing strategy 1)Domestic Gray Cement CAGR from 2013 to 2016 Data considers CIF prices Philippines Cement(1) (LC/ton) +1% +2% Israel Ready-mix (LC/m3) 0% +1% Egypt Cement(1) (LC/ton) +3% +5% Israel Aggregates (LC/ton) +5% +10% (2) (2) (2) (2)

Creating value for our customers and for us Ready-mix Value Added Products EBITDA Contribution ($ M) +24% 2016 21 26 Ready-mix Services & Surcharges Revenues ($ M) +53% as % of sales 2% 3% 2016 10 15

94% -4% -32% Philippines ($/ton) Egypt ($/ton) -10% -8% Cement Unitary Production Cost Operational efficiency (%) 92% 90% 90% 92% 94% 91% 91% CAGR from 2013 to 2016 (1) (1) Reducing cement operating costs while maximizing efficiency

Fuel cost (USD/ton) Opportunistically optimizing energy supplies Egypt Philippines Petcoke grinding facility initiated operations in 4Q 2015 to switch between mazot and petcoke as primary kiln fuel Achieved 1 year payback on investment Reduced fuel costs by 58%, ($49 M in savings in 2016) Flexibility to move between the grid and self generation of electricity ($14 M in savings in 2016) Only cement plant to implement an energy efficiency system Energy contracts in place for 2017 with favorable conditions for 75% of coal needs and 100% of fuel oil for electricity 2Q15 4Q15 4Q16 Petcoke Mazot AF

Strong working capital performance by sharing best practices Working Capital (Average Days) Unlocked $21 M in avg. working capital during 2016

e e e e Philippines cement demand likely to grow 109% 104% 112% 115% 107% 110% M tons Demand as % of operational capacity Out of the 19% of cement demand served by imports, 14% are brought in by local producers Source: CEMEX estimates

Egypt supply/demand dynamics are unbalanced e e e e 89% 94% 89% 90% 79% 80% 75 75 79 79 94 101 Potential new capacity Demand as % of operational capacity M tons Source: CEMEX estimates

2004 Ready-mix Volume (M m3) +8% (1) Aggregates Volume (M tons) EBITDA ($ M) 2010 2016 Success story within CEMEX Pioneer in technical sales of high specification concrete Generating value globally by spreading know-how across the organization 1)CAGR 2008 +2% (1) 2012 2016 11x 2004 2010 2016 EBITDA Margin 6% 12% 14% Value added products % penetration Israel: Customer centric organization supporting strong growth

Philippines Israel UAE Taken first steps to stimulate the economy over the medium term Positive demand fundamentals: rising demographics and infrastructure investment Currency flotation has stabilized foreign exchange market, but provoked inflation Positive outlook due to sound fiscal fundamentals Growth driven by government’s infrastructure program and consistent remittances supporting residential sector 2017 GDP forecast upgraded to 3.2% Favorable demographics Strong growth primarily in housing and infrastructure Investments in infrastructure and urban development Construction of facilities for EXPO 2020 Egypt Expected demand outlook

Health & Safety: Achieve and sustain Zero for Life Customer centric organization offering the most innovative building solutions with superior services and value added products, at premium prices Maintain Operational Excellence through the most cost efficient fuel mix Sustaining a high free cash flow conversion Maintain flexibility to optimize our asset footprint What you should expect from us